082-00034

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

Santos

SUPPL

Facsimile

To:	**SEC**	**Fax:**	0 0011 1 202 772 9207
From:	Christine Manuel	**Return Fax:**	61 8 8116 5623
Date:	1/06/2009 9:32:44 AM	**No of pages:**	3 (incl. this one)

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61 8 8116 5137

Santos Limited Stock symbols:

ASX: STO
NASDAQ: STOSY
SEC: Ref # 82-34

09046566

dlw 7/20

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DAVID JOHN WISSLER KNOX
Date of last notice	8 AUGUST 2008

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	
Date of change	27 MAY 2009
No. of securities held prior to change	544,974 options granted under the Santos Executive Share Option Plan 186,779 Share Acquisition Rights granted under the Santos Employee Share Purchase Plan
Class	Fully paid ordinary shares
Number acquired	3,500 fully paid ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14.08 per share

No. of securities held after change	3,500 fully paid ordinary shares 544,974 options granted under the Santos Executive Share Option Plan 186,779 Share Acquisition Rights granted under the Santos Employee Share Purchase Plan
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

4 June 2009

Market Update

Santos Limited provides the following market update on key company activities. The market update is provided in the context of the Santos Retail Entitlement Offer which is currently open and closes at 5:00pm (AEST) on Friday 5 June 2009, and as such, the usual ASX Listing Rule disclosure exceptions are currently not applicable.

GLNG®

Discussions with an Asian customer for the purchase of liquefied natural gas from GLNG are at an advanced stage. While there is no guarantee that an agreement will be concluded, the discussions are progressing well and there is the prospect that a final agreement will be reached in the near future.

PNG LNG

As previously announced, the PNG LNG Project has reached agreement on key terms for a non-binding Heads of Agreement for LNG off take with a major Asian customer, the execution of which is subject to final Government approval. Marketing of the remaining PNG LNG volumes is progressing well and Santos expects further Heads of Agreements for LNG off take will be announced in accordance with previous guidance.

The Project Operator Exxon Mobil announced today the award of a construction contract for early civil infrastructure for the upstream portion of the PNG LNG Project. The contract work scope includes the civil engineering, construction and site preparation work required to upgrade existing infrastructure and construct new infrastructure to enable full-scale construction of the Project to commence in early 2010.

A copy of the Operator's press release is attached to this release.

Portfolio Management

Santos announced on 11 May 2009 that a subsidiary had executed a conditional agreement to sell its 9% interest in the Kakap Indonesian joint venture. The sale agreement has now been successfully closed.

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS

The sale of PRL 5 in Papua New Guinea was announced on 3 June 2009 and therefore the net gain or loss on asset sales to be reported in the 2009 first half accounts is unlikely to be material.

DISCLAIMER

This news release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in the United States, or to any person that is or is acting for the account or benefit of any U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended (the "Securities Act")) ("U.S. Person"), or in any other jurisdiction. The securities in the proposed offering have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States, and may not be offered or sold in the United States or to or for the account or benefit of U.S. Persons except in a transaction exempt from, or not subject to, the registration requirements of the U.S. Securities Act and applicable securities laws of any state or other jurisdiction of the United States.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8218 5111 Facsimile: +61 8 8218 5131
www.santos.com

ExxonMobil

Media Release

June 4, 2009

PNG LNG Project
Upstream Early Works Contract Awarded

PORT MORESBY – Esso Highlands Limited, an Exxon Mobil Corporation (ExxonMobil) subsidiary, as Operator of the PNG LNG Project, today announced that the Project has awarded a construction contract for Early Civil Infrastructure for the Upstream portion of the PNG LNG Project to Clough Curtain JV, a joint venture between Clough Niugini Ltd and Curtain Bros Papua New Guinea Limited.

The contract work scope includes the civil engineering, construction and site preparation work required to upgrade existing infrastructure and construct new infrastructure to enable full-scale construction to commence in early 2010.

The scope of work extends across a significant portion of the intended Upstream worksites including activities at Hides (proposed site of the Hides Gas Conditioning Plant), Kutubu (site of the existing oil project), Gobe (site of an existing airfield), and at Kopi, north-west of Kikori on the Kikori River (site of the existing oil project shore base).

The work scope is generally comprised of bulk earthworks and civil works, site boundary fencing, quarry development, landfill construction, specified road and bridge upgrades, laydown areas and camp facilities.

"It is another milestone for the PNG LNG Project as we approach a Project Sanction and Final Investment Decision. We are very pleased to have awarded this early works contract and look forward to working with the Clough Curtain JV as both companies have extensive experience in delivering infrastructure projects in PNG," said Mr. Ken Larson, PNG LNG Project Executive.

"The Project will integrate the use of local workers and sub-contractors and we believe lessons and experience gained with this initial contract will be useful when the Project enters full construction.

"In the execution of this contract, the Project team will work with the Clough Curtain JV to ensure proper implementation of all environmental, archaeological, socioeconomic programs, and regulatory compliance measures as outlined in the Project's environmental impact statement and environmental management plan," said Mr. Larson.

PNG LNG

Esso Highlands Limited
Level 5, Credit Haus
Cuthbertson Street
Port Moresby, PNG
+675 322 2111 Telephone

An **ExxonMobil** Subsidiary

. . . / more

It is anticipated that execution planning will commence immediately, with execution activities commencing in the second half of the year.

The PNG LNG Project is an integrated venture including gas processing facilities, pipelines, and LNG plant facilities. Participating interests are ExxonMobil (Esso Highlands Limited as Operator) 41.5%, Oil Search 34.0%, Santos 17.7%, Nippon Oil 5.4%, Minerals Resources Development Company 1.2% and Eda Oil Limited 0.2%. (Participation will change when the PNG State nominees join as equity participants at a later date).

Clough Niugini is a subsidiary of Clough Limited, a publicly listed Australian based engineering, construction and assets support contractor. Curtain Bros Papua New Guinea is a private company and has been one of Papua New Guinea's largest civil construction companies since 1967.

Media Contact: Miles Shaw
Phone: 61 (0) 7 3020 4655
Email: miles.j.shaw@exxonmobil.com

ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

3 June 2009

Sale of interest in PRL 5 in Papua New Guinea

Santos announced today that it has executed a conditional agreement to sell its 50.353% operated interest in Petroleum Retention Licence No. 5 (PRL 5) in Papua New Guinea to a wholly owned subsidiary of P3 Global Energy Company Limited, a Thailand-based privately held energy company, for US$20 million.

Santos' interest in PRL 5 is not material or strategic to Santos' operations and is not part of the PNG LNG project. There is no current production from PRL 5. Santos' 2009 production guidance of 53-56 mmboe and proved and probable reserves are unchanged following the sale of PRL 5.

The sale of PRL 5 is part of Santos' ongoing program to monetise non-core assets. As previously announced, Santos has executed a conditional agreement to sell its 9% interest in the Kakap Indonesian joint venture.

The net gain or loss on asset sales to be reported in the 2009 first half accounts is unlikely to be material.

Location map of PRL 5 attached.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

Santos ASX/Media Release

Location map of PRL 5.


Papua New Guinea
West Papua
Cross Catalina
Warim PSC
Kaus
Paiysing
Stanley
Juha
PDL 1
Hides
Angore
Ketu
SE Mananda
Moran
Paua
Agogo
Elevala
PRL 5
Kutubu
SE Hedinia
Gobe
SE Gobe
PDL 3
Barikewa
PRL 9
Kumul
Offshore
Facility
0
100
kilometres
LEGEND
Santos acreage
Oil field
Gas field
Oil pipeline

****
*** ACTIVITY REPORT ***
****

ST. TIME	DESTINATION TEL/ID	NO.	MODE		PGS.	RESULT	
05/29 09:56	14105361647	1391	TRANSMIT		0	NG	00'00
						0 STOP	
05/29 09:56	14105361647	1392	TRANSMIT		0	NG	00'00
						0 STOP	
05/29 10:01	14105361647	1393	TRANSMIT	ECM	3	OK	00'30
05/29 11:07		7551	AUTO RX	ECM	5	OK	01'41
05/29 11:13		7552	AUTO RX	ECM	3	OK	00'27
05/31 18:54		7553	AUTO RX	G3	3	OK	01'12
06/01 08:28	0048 76 8478205	7554	AUTO RX	G3	1	OK	01'26
06/01 09:38		7555	AUTO RX	ECM	3	OK	00'27
06/01 09:46		7556	AUTO RX	ECM	3	OK	01'30
06/01 09:52		7557	AUTO RX	ECM	3	OK	01'00
06/01 10:00		7558	AUTO RX	ECM	3	OK	01'01
06/01 10:03		7559	AUTO RX	ECM	3	OK	01'03
06/01 10:24		7560	AUTO RX	ECM	3	OK	00'41
06/01 10:52		7561	AUTO RX	ECM	3	OK	00'42
06/02 03:45		7562	AUTO RX	ECM	4	OK	00'38
06/02 06:04		7563	AUTO RX	ECM	3	OK	01'08
06/02 09:40		7564	AUTO RX	ECM	8	OK	01'06
06/02 15:53		7565	AUTO RX	ECM	19	OK	09'46
06/02 16:26	18593896505	1394	TRANSMIT	ECM	1	OK	00'37
06/02 22:38		7566	AUTO RX	G3	2	OK	02'16

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1 Class of securities issued or to be issued

2 Number of securities issued or to be issued (if known) or maximum number which may be issued.

3 Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)

4 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5 Issue price or consideration

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

7	Dates of entering securities into uncertificated holdings or despatch of certificates		
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)		

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☑ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	**21,788**
39	Class of securities for which quotation is sought	**Fully paid ordinary shares**
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**End of restriction period for 14,450 shares issued on the vesting of Share Acquisition Rights (SARs) pursuant to the Santos Employee Share Purchase Plan and for 7,338 shares issued under the executive long term incentive component of the Santos Employee Share Purchase Plan.**

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
732,327,694	**Fully paid ordinary shares**
6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

43 Number and class of all securities not quoted on ASX

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
300,100	**(i) held by eligible employees; and**
66,408	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
1,829,255	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
5,002,201	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
366,900	**Fully paid ordinary shares issued pursuant to the vesting of SARs.**
38,905	**Fully paid ordinary shares issued pursuant to the Non-Executive Director Share Plan**

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 4 June 2009
Secretary

Print name: JAMES LESLIE BAULDERSTONE

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	

7	Dates of entering securities into uncertificated holdings or despatch of certificates		
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)		

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☑ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	**6,550**
39	Class of securities for which quotation is sought	**Fully paid ordinary shares**
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**End of restriction period for 6,550 shares issued on the vesting of Share Acquisition Rights (SARs) pursuant to the Santos Employee Share Purchase Plan.**

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
732,334,244	**Fully paid ordinary shares**
6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

43 Number and class of all securities not quoted on ASX

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
300,100	**(i) held by eligible employees; and**
66,408	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
1,829,255	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
5,002,201	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
360,350	**Fully paid ordinary shares issued pursuant to the vesting of SARs.**
38,905	**Fully paid ordinary shares issued pursuant to the Non-Executive Director Share Plan**

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those securities should not be granted quotation.

   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 4 June 2009
Secretary

Print name: JAMES LESLIE BAULDERSTONE